EXHIBIT 12.1

HOST MARRIOTT, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended
	September 10, 2004	September 12, 2003
Income (loss) from continuing operations before income taxes	$(89)	$(149)
Add (deduct):
Fixed charges	420	409
Capitalized interest	(2)	(2)
Amortization of capitalized interest	4	4
Minority interest in consolidated affiliates	3	4
Net (gains) losses related to certain 50% or less owned affiliates	12	13
Distributions from equity investments	1	3
Distributions on preferred units	(29)	(27)

Adjusted earnings	$320	$255

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$357	$347
Capitalized interest	2	2
Distributions on preferred units	28	27
Portion of rents representative of the interest factor	33	33

Total fixed charges and preferred unit distributions	$420	$409

Deficiency of earnings to fixed charges and preferred unit distributions (1)	$(100)	$(154)

(1)	For year-to-date September 10, 2004 and September 12, 2003, deficiency of earnings to fixed charges and preferred stock dividends includes depreciation expense of $250 million and $247 million, respectively.